Exhibit 12.1

Realty Income Corporation

Statements re computation of ratios

( dollars in thousands )

	Years ended December 31,
	2006	2005	2004	2003	2002

Net income	$110,781	$99,119	$103,397	$86,435	$78,667

Fixed charges:
Interest	48,892	38,699	31,993	24,460	21,072
Interest, discontinued operations	3,708	1,139	674	561	394
Amortization of fees	2,471	2,250	2,139	1,953	2,070
Interest capitalized	2,184	1,886	531	697	511

Fixed charges	57,255	43,974	35,337	27,671	24,047

Net income before fixed charges	165,852	141,207	138,203	113,409	102,203

Divided by fixed charges	57,255	43,974	35,337	27,671	24,047

Ratio of earnings to fixed charges	2.9	3.2	3.9	4.1	4.3

Ratio of earnings to combined fixed charges and preferred stock dividends	2.4	2.6	3.1	3.0	3.0

Preferred stock dividends	$11,362	$9,403	$9,455	$9,713	$9,713